EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-124601 of KapStone Paper and Packaging Corporation on Form S-3 (as amended) of our report dated March 19, 2007 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the recording of a pretax impairment charge by International Paper Company and sale of the Kraft Papers Business), related to the combined financial statements of the Kraft Papers Business-A Division of International Paper Company as of December 31, 2006 and 2005 and each of the three years in the period ended December 31, 2006, appearing in this Current Report on Form 8-K/A of KapStone Paper and Packaging Corporation.

/s/ DELOITTE & TOUCHE LLP

March 19, 2007
Memphis, Tennessee